Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Evans Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Evans Bancorp, Inc. 2013 Employee Stock Purchase Plan of our reports dated March 4, 2013, with respect to the consolidated balance sheets of Evans Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Evans Bancorp, Inc.

Buffalo, New York
April 26, 2013